Explanation of Responses:
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1. The filing of this Form 4 shall not be construed as an admission that (i)
Southpaw Asset Management LP ("Southpaw Management"), (ii) Southpaw Holdings LLC ("Southpaw Holdings"), (iii) Kevin Wyman or (iv) Howard Golden is or was for the purposes of Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owner of the shares of common stock, par value $0.001 (the "Common Stock"), of Nephros Inc. (the "Issuer"), held by an account managed by Southpaw Management (the "Managed Account") and Southpaw Credit Opportunity Master Fund LP ("Master Fund"). Pursuant to Rule 16a-1, Southpaw Management, Southpaw Holdings, Mr. Wyman and Mr. Golden disclaim such beneficial ownership.

2. Southpaw Management holds the shares of Common Stock indirectly through the accounts of Master Fund, which holds 844,262 shares of Common Stock, and the Managed Account, which holds 73,068 shares of Common Stock. Southpaw Management serves as the investment manager of the Managed Account and Master Fund. Southpaw Management receives a performance-based and an asset-based fee for managing the investments of the Managed Account and Master Fund. Southpaw Holdings reports securities held indirectly by Southpaw Management because, as the general partner of Southpaw Management, it controls the disposition and voting of such securities. Mr. Wyman and Mr. Golden report these securities because, as managing members of Southpaw Holdings, they control the disposition and voting of the securities. Each of Southpaw Management, Southpaw Holdings, Mr. Wyman and Mr. Golden disclaims beneficial ownership of the securities reported herein, except to the extent of each entity's and individual's pecuniary interest in such securities.